EXHIBIT 28

                    [PROLER INTERNATIONAL CORP. LETTERHEAD]

                               JOINT PRESS RELEASE

November 25, 1996
FOR IMMEDIATE RELEASE
Contact:
Tom Zelenka (Schnitzer) 503-323-2821
Michael Loy (Proler) 713-963-5904

               SCHNITZER AND PROLER ANNOUNCE ANTITRUST CLEARANCE
                        FOR SCHNITZER TO ACQUIRE PROLER

Portland, Oregon and Houston, Texas - Schnitzer Steel Industries, Inc. (NASDAQ:
SCHN) and Proler International Corp. (NYSE: PS) jointly announced today that they have received notice that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has been terminated, thereby clearing the way for Schnitzer to proceed with its acquisition of Proler. "We are very pleased to have received antitrust clearance," stated Robert Philip, president of Schnitzer. "Provided that a majority of the Proler shares have been tendered at the scheduled expiration of our tender offer at midnight on Friday November 29, 1996, we plan to accept the tendered shares for payment. We are arranging to provide funds to the Depository on Monday, December 2, 1996 to permit the Depository to commence making payments to Proler shareholders who have validly tendered their shares."

PS and SCHN Announce Antitrust Clearance
Page 2
November 25, 1996


As previously announced, on September 15, 1996, Proler and Schnitzer signed a definitive agreement for the acquisition of Proler by Schnitzer through a cash tender offer and merger at a price of $7.50 in cash for each Proler share. On November 15, 1996, the consideration for Schnitzer's offer and merger was increased to $9.00 in cash per share.

Schnitzer operates one of the largest scrap recycling businesses in the Western United States. The Company supplies ferrous scrap to Asian and domestic steel producers through its scrap collection, processing and deep water facilities located in Oakland, California; Portland, Oregon; and Tacoma, Washington. The Company also operates collection and processing facilities in Eugene, Bend, White City and Grants Pass, Oregon; and Sacramento and Fresno, California. Schnitzer's subsidiary, Cascade Steel Rolling Mills, Inc. (Cascade) operates the only vertically integrated mini-mill in the Western United States which can obtain its entire scrap requirements from its own scrap operations. Cascade's steel mini-mill in McMinnville, Oregon manufactures rebar, merchant bar, fence posts, special sections and grape stakes. In addition, Cascade maintains mill depots in Union City and El Monte, California.

Proler is an environmental services company involved in the recovery and recycling of scrap metals and industrial wastes to produce high-quality, commercial products. Its shares are traded on the New York Stock Exchange under the symbol PS.